EXHIBIT 99.1

Lombard Medical Announces 2015 Fourth Quarter and Year-End Financial Results Release and Conference Call Date

IRVINE, Calif., Feb. 16, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2015 fourth quarter and year-end financial results before the market opens on Monday, February 22, 2016.  In conjunction with the release, the Company will host a conference call with the investment community at 10:30 a.m. Eastern Time on Monday, February 22, 2016, to discuss financial results and provide a business update.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international).  To listen to the live call via Lombard’s website, go to www.lombardmedical.com, in the Events and Presentations section.  A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764